VERTICAL CAPITAL INCOME FUND
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is effective as of the 10th day of January, 2014, by and between VERTICAL CAPITAL INCOME FUND, a Delaware statutory trust (the "Trust" or "Fund"), and the Advisor of such Fund, VERTICAL CAPITAL ASSET MANAGEMENT, LLC (the "Advisor").

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 2nd day of August, 2011 (the "Investment Advisory Agreement"); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average annual net assets, to the amounts listed in Appendix A (the "Annual Limit") for the time periods indicated. In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor's investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses.  Any waiver or reimbursement by the Advisor made pursuant to this Agreement is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding the Annual Limit in effect when the waiver or reimbursement payment was made by the Advisor and the then-current expense limitation.  This Agreement will automatically terminate, with respect to the Fund if the Investment Advisory Agreement for the Fund is terminated, except in the case where termination was caused by a change in control of the Advisor and the Advisor continues to serve as investment adviser to the Fund.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect at least through January 31, 2015 for the first amount listed in Appendix A and shall remain in effect at least through January 31, 2024 for the second amount listed in Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination for the Fund, except as described in paragraph 3 with respect to reimbursement rights of the Advisor.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officer(s), all on the day and year first above written.

VERTICAL CAPITAL INCOME FUND	VERTICAL CAPITAL ASSET MANAGEMENT, LLC
By: /s/ A. Bayard Closser	By: /s/ A. Bayard Closser
Name: A. Bayard Closser	Name: A. Bayard Closser
Title: President	Title: President

Appendix A

Fund	Operating Expense Limit	Minimum Duration

Vertical Capital Income Fund	1.85%	January 31, 2015
Vertical Capital Income Fund	2.50%	January 31, 2024